Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated April 14, 2025

Registration No. 333-285196

Proposed Nasdaq Symbol: DLHZ Issuer Free Writing Prospectus Dalu International Group Limited Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated April 14, 2025 Registration No. 333 - 285196

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares of Dalu International Group Limited ( the "Company," "we," "us" or "our") and should be read together with the registration statement on Form F - 1 (File No. 333 - 285196), a s amended (the "Registration Statement"), which we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the o ffe ring to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registratio n S tatement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete i nfo rmation about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or our underwriter will arrange to send you the prospectus if you contact the underwriters or the Company via email: IR@scdlhz.com.

Disclaimer This presentation contains forward - looking statements. All statements contained in this presentation other than statements of hi storical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our object ive s for future operations, are forward - looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and si milar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectati ons and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - ter m and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section in the Registration Statement. Moreover, we operate in a competitive and rapidl y c hanging environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of a ll factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation ma y not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in t he forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements a re reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstance s, or to changes in its expectations, except as may be required by law. This presentation does not constitute an offer to sell or an i nvi tation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the ba sis of or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating t o t he Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Compan y. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any pro spectus relating to the proposed offering. Neither the SEC nor any state securities commission has approved or disapproved of these securities or pas sed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

04 05 06 07 03 02 01 Table of Contents Offering Summary Corporate Structure and Overview Investment Highlights Industry Insights Operating Results Corporate Strategies Contact Information

Offering Summary Dalu International Group Limited Issuer NASDAQ Capital Market / DLHZ Listing / Ticker Initial Public Offering Offering Type 1,500,000 ordinary shares (or 1,725,000 ordinary shares, assuming that the over - allotment option is exercised in full) Offering Size $4.00 to $6.00 per ordinary share Offering Price Six months for the directors, executive officers, and existing shareholders holding 5% or more of the Company’s ordinary shares. Lock - up • Approximately 50% to pursue strategic investments through merger and acquisition and establishment of joint ventures; • Approximately 25% to deploy information technologies to improve customer experience and increase operational efficiency; • Approximately 10% to scale up our business by expanding our property management and commercial operation services portfolio and increase our market share; • Approximately 5% to enhance our human capital through recruitment, training and motivation; and • Approximately 10% for general purpose of business operations. Use of Proceeds American Trust Investment Services, Inc. and Revere Securities LLC Underwriters Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will b e a chieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Corporate Structure Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will b e a chieved. Investment maybe speculative, illiquid, and there is a risk of loss.

Company Overview We are an integrated property management services and commercial operation services provider and we operate a real estate leasing business in Chengdu, the capital city of Sichuan Province, China . With an operating history of two decades, our PRC subsidiaries have been focusing on providing property management services to owners, developers and occupiers of residential and commercial properties in Chengdu and have accumulated extensive experience in the property management services sector . In addition, to drive our value growth and diversify our revenue streams, we also provide a variety of commercial operation services, primarily consisting of brand planning, market research and positioning consultancy, tenant sourcing and management, marketing and business support to owners and developers of commercial properties and engage in real estate leasing business . We are a well - known property management brand in Chengdu, having undertaken property management and related services for well - known projects in some of the most prosperous commercial areas, such as the fashion center of Chengdu and one of the most popular pedestrianized shopping streets, Chunxi Road, and South Renmin Road in Chengdu’s central business district .

About Our Team

We have an experienced and professional management team. Members of our senior management have on average nearly 17 years of experience in property management, real estate development and sales, and commercial operation services industries and have rich and solid expertise in corporate governance and property management, enabling us to seize current and future development opportunities in the property management and commercial operation services industries and precisely determine our development priorities that best serve our long-term interest.



Dalu Yang

Chairman

Dalu Yang has served as the Chairman of the board of directors of the Company since November 2022. He also has served as the chairman of Dalu Group since March 2000, as the chairman of Sichuan Dalu Real Estate Development Co., Ltd., a real estate development company, since August 1994, as the chairman of Sichuan Xuanyuan Real Estate Development Co., Ltd., a real estate development company, since October 2005, as the chairman of Sichuan Dalu Chenghua Property Co., Ltd., a real estate development company since December 2009; as the chairman of Sichuan Kangteneng Pharmaceutical Co., Ltd., a pharmaceutical company, since September 2002; as the executive director of Sichuan Dalu Chengxi Real Estate Co., Ltd., a real estate development company since July 2016, as the executive director of Sichuan Dalu Jincheng Real Estate Co., Ltd, a company engaged in leasing business, since April 2016, as the executive of Qunguang Dalu (Chengdu) Management Service Co., Ltd., a consulting company, since June 2003, as the executive director of Chengdu Chimelong Yinfeng Real Estate Co., Ltd., a real estate development company, since October 2018, as the legal representative of Sichuan Dalu Building Materials Co., Ltd., a building materials wholesaler and retailer, since April 2003, as the executive director of Sichuan Dalu Kangteneng Biotechnology Co., Ltd., a biotechnology company, since June 1997, as the executive director of Chengdu Tianxin Gas Pipeline Anticorrosion Engineering Co., Ltd., a company that provides natural gas pipeline anticorrosion service, since January 2020. Mr. Yang received his Master of Business Administration degree from Sichuan University, China.

Yi Yang CEO Yi Yang has served as the Chief Executive Officer and director of the Company since November 2022. From March 2009 to October 2010, she served as a fashion advisor and display designer in the U.S. URBN Group in the United Kingdom, a lifestyle retailer dedicated to inspiring customers through a unique combination of product, creativity and cultural understanding. After that, she was in charge of the marketing division in the P & Co Chartered Accountants London Royal Firm from November 2010 to March 2012, engaging in project management. Ms. Yang received her Bachelor of Marketing and Hospitality Management degree from University of Birmingham and Master of International Management degree from Loughborough University, United Kingdom. Ya Wu CFO Ya Wu has approximately 19 years of experience in finance and accounting. She has served as a Chief Financial Officer of the Company since November 2022. She previously served as the accountant of Dalu Group, Ltd. from March 2009 to December 2010, as the host accountant of Yinglianhua from January 2011 to December 2013, the financial manager of Sichuan Dalu Real Estate Development Co., Ltd., a real estate development company, from January 2014 to July 2022, and the financial director of Huazhan since August 2022. Ms. Wu received her Bachelor of Accounting from Sichuan University, China. Ms. Wu is an intermediate accountant of the Chinese Institute of Certified Public Accountants. About Our Team

Yong Hu Current: CEO of Chengdu Xixing Tianxia Technology (online car - hailing) Board member of QinHong International Group (financial services, since Oct 2019) Past roles: GM at Yicheng Financial Leasing; Assistant to CEO at Sichuan Senmiao Ronglian Tech. Education: B.S. in Education Technology (Leshan Normal Univ), M.S. in Quantitative Economics (Southwestern Univ of Finance and Economics) Xiaoyuan Zhang Current: CFO and Treasurer of Senmiao Technology Limited (Nasdaq: AIHS, focused on China's online ride - hailing financing and servicing) since September 2018. Past: Director and Audit Committee Chair of Color Star Technology Co., Ltd. (Nasdaq: CSCW, online and offline education services in China) from July 2019 to March 2021. Former role: Senior Auditor and Assurance Manager at Ernst & Young Hua Ming LLP, Chengdu Branch (Oct 2010 - Sep 2018), involved in audits of public companies in China, Hong Kong, Singapore, and large state - owned and foreign investment enterprises. Education: Dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics, China. Qualifications: Intermediate accountant and a Chinese CPA. Independent Directors: About Our Team Trent D. Davis Current: Director & committee member at Senmiao Technology (Nasdaq: AIHS) since 2018; CEO of Paulson Investment Company, LLC. Key past roles: Former President & COO of Whitestone Investment Network (2014 - 2018) Currently serves as the Director of INVO Bioscience. Former Vice Chairman & Lead Director of Eastside Distilling (2016 - 2019) Former Lead Independent Director of Dataram (2015 - 2017), facilitated reverse merger. Former Board Chairman of Majesco Entertainment (2014 - 2015) Former President & Director of Paulson Capital Corp. (2013 - 2014), completed reverse merger. Former CEO of Paulson Investment Company, Inc. (2005 - 2014), oversaw $600M syndication. Board Chairman of National Investment Banking Association in 2003. Education: B.S. in Business & Economics (Linfield College), M.B.A. (Univ. of Portland) Qualified by financial expertise, capital market experience & management skills.

 We have a proven track record. With a 22 - year operating history, we, through our subsidiaries, have accumulated extensive experience in the property management services sector that drives our value growth. As of September 30, 2024, we provided property management services for seven properties totaling approximately 199,515 square meters (approximately 2.11 million square feet) and commercial operation service for five properties totaling approximately 450,895 square meters (approximately 4.78 million square feet). We also subleased three properties totaling approximately 29,823 square meters (approximately 0.32 million square feet). Properties we manage include residential properties, offices buildings, commercial complex and other properties. We believe that our diversified services and property type coverage will provide us with competitive edges in achieving differentiation and establishing a distinctive brand as the cultural, historical and tourism sites are being increasingly valued, particularly in Chengdu, with the further development and growth of the property management and commercial operation services industries. Investment Highlights

Investment Highlights  Rooted in Chengdu, the capital city of Sichuan Province, we are equipped with location and resources advantages in the property management and commercial operation services industries. We are an integrated property management service provider based in Chengdu, a cosmopolitan city with a population of over 7.8 million, which makes it the 5th most populous agglomeration in China, according to the World Population Review. Capturing significant growth opportunities in Chengdu, we have gradually become a well - known property management brand in the region and fully leveraged the resource advantages of being based in the capital city of Sichuan Province to continuously expand our operations and achieved stable financial growth. We have undertaken property management and related services for renown projects in some of the most prosperous commercial areas, such as the fashion center of Chengdu and one of the most popular pedestrianized shopping streets, Chunxi Road, and South Renmin Road in Chengdu’s central business district. We believe that there will still be tremendous potential for growth given the continuous fast economic development in Chengdu. Leveraging our property management service experience over the past 22 years and support from our shareholders in the form of network and relationships in the property management and commercial operation services industries, we will be able to grasp opportunities brought in Chengdu.

 We offer standard and customized property management services and commercial operation services to a variety of property types, creating competitive edges for building a distinctive service brand. Through our comprehensive service offerings and with the breadth of our service offerings, we have the flexibility and capacity to customize service offerings based on the specific needs of our customers. For example, in addition to our standard commercial operation services, at the request of the client, we provided additional services tailored for the Dalu Yusha Life Plaza project, including market research, planning and positioning as a dinning and entertainment project and the upgrade of the exterior design, from design to final completion. We believe that our diversified and customized services can help us establish a distinctive property management brand, enhance customer experience, which will enable us to gain an established reputation and achieve additional brand premium. Investment Highlights

 We are committed to providing innovative and customer - value services to property developers, owners and residents . Pivoted to the needs of our customers and considering the variety of requirements for residential properties, office buildings and other commercial properties, we offer different services in response to the different needs of to our enterprise customers and individual customers . For residential properties, we aim to create high quality living ambience and amenities for properties owners and residents . For commercial operation services, we provide multifaceted services including branding, sales and marketing, leasing and renovation . We believe that our flexible business model would enable us to increase operational leverage, translating revenue growth into increased profitability . Since our establishment, we have always adhered to bringing customers a pleasant life experience and generating capital value in assets . We strive to establish our brand to become one of the well - known brands in the industry in western China . Investment Highlights

 We have an experienced and professional management team . Members of our senior management have on average nearly 17 years of experience in property management, real estate development and sales, and commercial operation services industries and have rich and solid expertise in corporate governance and property management, enabling us to seize current and future development opportunities in the property management and commercial operation services industries and precisely determine our development priorities that best serve our long - term interest . Investment Highlights

Industry Insights The revenue of China’s property management services segment totaled $49.03 billion in 2020.The GFA of non - commercial properties under management reached 19.3 billion square meters in 2020, according to StrategyHelix. The revenue of the commercial operation services segment in China has grown from $17.68 billion in 2017 to $23.49 billion in 2020, trailing a CAGR of 9.9% through the period of 2017 to 2020. The GFA under management for commercial property operation services reached 1.17 billion square meters in 2020, according to StrategyHelix. This robust market is closely related to the rapid urbanization of China. The urban population in China has grown significantly in the past decade, creating higher demand for housing in many cities. The urban population in China has grown from 809 million in 2017 to 883 million in 2021, representing an urbanization rate of 63% as of 2021, according to the World Bank.

Industry Insights The property management services segment in China has benefited from the urban population growth. The current generation of property owners, tenants and residents in China recognize the importance of quality of life, and the pandemic - caused in - home quarantine measures have further increased residents’ sensitivity on property management industry’s response to the overall improvement of the property management services. A recent 2022 study jointly published by China Property Management Research Institution, Shanghai E - House Real Estate Research Institute and CRIC China, the 2022 Property Service Enterprise Listed Company Research Report has found that the property owners who are more satisfied with the property management services have shown willingness to accept price adjustments and pay higher fees for better services. The GFA of non - commercial properties under management market has grown from 14.72 billion square meters in 2017 to 19.3 billion square meters in 2020, accomplishing a CAGR of 9.5% of the historic period, and is estimated to expand the GFA to 24.53 billion square meters by 2027, according to StrategyHelix.

Industry Insights The commercial operation services segment in China has also expanded in response to the growth of the urbanization and a large inventory of existing commercial properties in China. The market focus for commercial properties, including office buildings, has shifted from construction stage to commercial management era. The high - quality office projects in city centers will attract more tenants in this competitive landscape. Comparing to the 20 largest cities in the global prime office market, which consist of 23 million square meters by average; there are only four cities in China, Beijing, Shanghai, Guangzhou and Shenzhen with prime office volume exceeding 10 million square meters, according to a research report published by iResearch Inc., a data and industry report publisher in China. We believe that the commercial operation services market has a vast potential to operate and develop in China,given the population size of the PRC. The GFA of commercial properties under management for commercial operation services market has grown from 807 million square meters in 2017 to 1.17 billion square meters in 2020, and is estimated to expand the GFA to 2.19 billion square meters by 2027.

Operating Results Comparing the annual data as of March 31 , 2024 , with that of 2023 (restated), revenue rose from $ 4 . 7852 million to $ 5 . 5368 million, an increase of about 15 . 71% ; gross profit increased from $ 1 . 6158 million to $ 2 . 5308 million, by around 56 . 62% ; operating income grew from $ 0 . 4360 million to $ 2 . 3111 million, a substantial 429 . 93 % increase ; net income increased from $ 0 . 6215 million to $ 1 . 9194 million, about 208 . 83% . These significant growths in key indicators show that the Company has achieved remarkable development results during the year and has strong growth potential . Note: The table above sets forth a summary of our consolidated statements of operations and comprehensive income for the fisc al years ended March 31, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in the Registration Statement. The r esu lts of operations in any period are not necessarily indicative of our future trends. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Inves tme nts may be speculative, illiquid.

Corporate Strategies We are committed to reinforcing our property management services and further developing the commercial operation services by pursuing the following strategies: Pursue strategic investments through merger and acquisition and establishment of joint ventures. Deploy information technologies to improve customer experience and increase operational efficiency. 01 03 Continue to scale up our business by expanding our property management and commercial operation services portfolio and increase our market share. Enhance our human capital through recruitment, training and motivation. 02 04

Contact Information NOTE: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achie ved . Investments may be speculative, illiquid and there is a risk of loss. Underwriter American Trust Investment Services, Inc. Company Dalu International Group Limited Address: Dalu International Building No.1207 No. 11 - 1, Section 4, Renmin South Road, Wuhou District, Chengdu City, Sichuan Province, China 610042 Email: IR@scdlhz.com Tel: +86 (28) 8625 - 8726 Address: 560 Lexington Ave, 16th Floor, New York, NY 10022 Email: contact@reveresecurities.com Tel: +1 - 212 - 688 - 2350 Address: 1244 119th St., Whiting, Indiana 46394, USA Email ： info@amtruivest.com Tel ： +1 219 473 5542 Underwriter Revere Securities LLC